TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

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FILE NO. 82-3311

SUPPL

May 9, 2002

BY AIR MAIL

02034912

02 JUN 11 AM 11:51

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL P

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Consolidated Settlement of Accounts for Fiscal 2002 (May 8, 2002)

With kind regards,

Yours truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

dlw 6/18

FILE NO. 82-3311

The Figures for this Financial Statement are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report and Facts & Figures issued by our company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

Consolidated Settlement of Accounts for Fiscal 2002

02 JUN 11

Shiseido Company, Ltd.
Listing: Tokyo Stock Exchange, First Section
Code Number: 4911
URL: http://www.shiseido.co.jp/e/
Head Office: 5-5, Ginza 7-chome, Chuo-ku, Tokyo, Japan
Date of Board Meeting for Consolidated Settlement of Accounts: May 8, 2002

1. Performance in Fiscal 2002 (April 1, 2001–March 31, 2002)

* Amounts under one million yen have been rounded down.

(1) Results

(Millions of yen, except for per share figures)

	Net Sales	Income from Operations	Ordinary Income
Fiscal 2002	589,962 (–0.9%)	25,572 (–20.8%)	27,556 (–16.5%)
Fiscal 2001	595,152 (–0.2%)	32,291 (–15.0%)	32,984 (–17.6%)

	Net Income	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)	Return on Equity (%)	Ordinary Income/ Total Assets (%)	Ordinary Income/ Net Sales (%)
Fiscal 2002	–22,767 (—)	–54.64	—	–6.4	4.1	4.7
Fiscal 2001	–45,091 (—)	–106.83	—	–11.4	5.0	5.5

Notes: 1. Loss from investment in subsidiaries and affiliated accounted for by the equity method in fiscal 2002: ¥497 million (¥539 million loss in fiscal 2001).
2. Average number of shares outstanding (consolidated)
Fiscal 2002: 416,708,120
Fiscal 2001: 422,096,653
3. Changes in accounting methods: Applicable
4. Numbers in parentheses alongside net sales, income from operations, ordinary income, and net income indicate percentage increase/decrease over previous corresponding term.

(2) Financial Position (Year-end)

(Millions of yen, except for per share figures)

	Total Assets	Shareholders' Equity	Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Fiscal 2002	664,040	345,667	52.1	817.95
Fiscal 2001	665,247	361,695	54.4	868.10

Note: Number of shares outstanding at year-end (consolidated):
Fiscal 2002: 422,601,272
Fiscal 2001: 416,650,293

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Year-End
Fiscal 2002	36,516	–32,767	21,221	90,293
Fiscal 2001	475	–26,638	18,378	62,017

(4) Description of Consolidation and Scope of Application for Equity Method

Number of consolidated subsidiaries: 98

Number of nonconsolidated subsidiaries to which equity method applies:—

Number of affiliates to which equity method applies: 6

(5) Changes in Consolidation and Scope of Application for Equity Method

Newly consolidated companies: 9

Excluded consolidated companies: —

Newly included under equity method: —

Excluded under equity method: —

2. Projections for Fiscal 2003 (April 1, 2002–March 31, 2003)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
Interim	310,000	19,000	7,000
Full Year	625,000	43,000	25,000

Reference: Projected consolidated net income per share (full year): ¥59.16.

Please refer to pages 16 to 19 for information on preconditions underlying the above estimates and other related information.

1. The Shiseido Group

The Shiseido Group consists of the parent company, 104 subsidiaries, and seven affiliated companies. Those companies are mainly engaged in manufacture and sale of cosmetics, toiletries, beauty salon products, food, and pharmaceuticals. Their business activities also include distribution, research and development, and other services related to their products.

The positioning of various members of the Shiseido Group and their business segments are shown in the diagram below.

Business Category	Main Activities	Principal Companies	
Cosmetics	Manufacture and sale of cosmetics and cosmetics application items	Domestic	Shiseido Company, Ltd. Shiseido Sales Co., Ltd. Shiseido FITIT Co., Ltd. Osaka Shiseido Co., Ltd. Shiseido Kako Co., Ltd. Shiseido Asia Pacific Co., Ltd. Plus: 17 consolidated subsidiaries 2 affiliated companies (equity method applicable) (TOTAL: 25 companies)
		Overseas	Shiseido International Corporation Shiseido Europe S.A. Shiseido Cosmetics (America) Ltd. Shiseido America Inc. Shiseido Deutschland GmbH Beauté Prestige International S.A. Shiseido International France S.A.S. Shiseido Dah Chong Hong Cosmetics Ltd. Taiwan Shiseido Co., Ltd. Plus: 34 consolidated subsidiaries 2 affiliated companies (equity method applicable) (TOTAL: 45 companies)
Toiletries	Manufacture and sale of toiletries	Domestic	FT Shiseido Co., Ltd. Mieux Products Co., Ltd. 2 other consolidated subsidiaries (TOTAL: 4 companies)
		Overseas	Taiwan FTS Co., Ltd. (TOTAL: 1 company)
Others	Manufacture and sale of beauty salon products, food, and pharmaceuticals Sale of clothing and accessories Restaurant business Real estate management and sale	Domestic	Shiseido Company, Ltd. The Ginza Co., Ltd. Shiseido Parlour Co., Ltd. Shiseido Beauty Salon Co., Ltd. Shiseido Real Estate Development Co., Ltd. 15 other consolidated subsidiaries (TOTAL: 20 companies)
		Overseas	Zotos International, Inc. 8 other consolidated subsidiaries 2 affiliated companies (equity method applicable) (TOTAL: 11 companies)
Nonconsolidated subsidiaries		Overseas	6 nonconsolidated subsidiaries (TOTAL: 6 companies)
Affiliated companies (equity method not applicable)		Overseas	1 affiliated company (equity method not applicable) (TOTAL: 1 company)

Note: The parent company, which is engaged in multiple businesses, is included in the totals for principal companies in each business category.

The business structure of the Shiseido Group is illustrated below.



Domestic customers
Overseas customers
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Cosmetics
Sales companies
6 consolidated subsidiaries
Shiseido Sales Co., Ltd.
+5 consolidated subsidiaries
Sales company
1 consolidated subsidiary
Shiseido Asia Pacific Co., Ltd.
Holding companies
4 consolidated subsidiaries
Shiseido International Corporation
Shiseido Europe S.A.
+2 consolidated subsidiaries
Import and sales companies
3 consolidated subsidiaries
1 affiliate (equity method applicable)
Sales companies
31 consolidated subsidiaries
Shiseido Cosmetics (America) Ltd.
Shiseido Deutschland GmbH
Beauté Prestige International S.A.
Shiseido Dah Chong Hong Cosmetics Ltd.
+27 consolidated subsidiaries
2 affiliates (equity method applicable)
Sales companies
6 consolidated subsidiaries
Shiseido FITIT Co., Ltd.
+5 consolidated subsidiaries
Shiseido Company, Ltd.
(manufacturing and sales company)
Manufacturing companies
5 consolidated subsidiaries
Osaka Shiseido Co., Ltd.
Shiseido Kako Co., Ltd.
+3 consolidated subsidiaries
1 affiliate (equity method applicable)
Manufacturing and sales company
1 consolidated subsidiary
Manufacturing companies
8 consolidated subsidiaries
Shiseido America Inc.
Shiseido International France S.A.S.
Taiwan Shiseido Co., Ltd.
+5 consolidated subsidiaries
Toiletries
Manufacturing and Sales company
1 consolidated subsidiary
FT Shiseido Co., Ltd.
Sales companies
2 consolidated subsidiaries
Sales company
1 consolidated subsidiary
Taiwan FTS Co., Ltd.
Manufacturing company
1 consolidated subsidiary
Mieux Products Co., Ltd.
Others
Sales companies
8 consolidated subsidiaries
The Ginza Co., Ltd.
+7 consolidated subsidiaries
Manufacturing and sales company
1 consolidated subsidiary
Shiseido Company, Ltd.
Sales companies
2 consolidated subsidiaries
Holding company
1 consolidated subsidiary
Manufacturing and sales companies
3 consolidated subsidiaries
Zotos International, Inc.
+2 consolidated subsidiary
Companies in services, real estate, etc.
10 consolidated subsidiaries
Shiseido Parlour Co., Ltd.
Shiseido Beauty Salon Co., Ltd.
Shiseido Real Estate Development Co., Ltd.
+7 consolidated subsidiaries
Companies in services, others
3 consolidated subsidiaries
2 affiliates (equity method applicable)
6 overseas nonconsolidated subsidiaries
1 overseas affiliate
(equity method not applicable)

Note: ——▶ finished products ---▶ Semifinished products
Companies partially engaged in above activities are included.

Subsidiaries and Affiliated Companies

Name	Address	Capitalization (¥1,000)	Business Category	Voting Rights Held by Company	Relationship with Company	Remarks
Consolidated Subsidiaries						
Osaka Shiseido Co., Ltd.	Higashi Yodogawa-ku, Osaka	315,000	Cosmetics	100.0%	Supplier of cosmetics, etc. Rents Company's land Rents buildings to Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1
Shiseido Kako Co., Ltd.	Itabashi-ku, Tokyo	100,000	Cosmetics	100.0	Supplier of cosmetics Rents land to Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1
Shiseido Sales Co., Ltd.	Minato-ku, Tokyo	1,590,264	Cosmetics	100.0	Buyer of cosmetics, etc. Rents Company's buildings and land Rents buildings and land to Company Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1 *3
Shiseido FITIT Co., Ltd.	Chuo-ku, Tokyo	820,000	Cosmetics	100.0 (8.7)	Buyer of cosmetics Rents Company's buildings Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1 *2
Shiseido Asia Pacific Co., Ltd.	Chuo-ku, Tokyo	3,131,500	Cosmetics	100.0	Buyer of cosmetics, etc. Concurrent directors: Yes; Transferred/concurrent employees: Yes	
FT Shiseido Co., Ltd.	Chuo-ku, Tokyo	11,230,000	Toiletries	100.0	Buyer of salon products Rents Company's buildings Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1 *3
Mieux Products Co., Ltd.	Ohzu-shi, Ehime	80,000	Toiletries	65.0 (65.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Beauty Salon Co., Ltd.	Shibuya-ku, Tokyo	295,000	Others	100.0	No sales transactions with Company Rents Company's buildings Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Parlour Co., Ltd.	Chuo-ku, Tokyo	667,000	Others	92.5	Supplier of foods Rents Company's buildings and equipment Concurrent directors: Yes; Transferred/concurrent employees: Yes	
The Ginza Co., Ltd.	Chuo-ku, Tokyo	490,000	Others	96.9	Buyer of cosmetics, clothes, and accessories, etc. Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	
Shiseido Real Estate Development Co., Ltd.	Meguro-ku, Tokyo	495,000	Others	100.0	Real estate management Rents Company's land and equipment Rents land to Company Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido International Corporation	Delaware, U.S.A.	(US$1,000) 279,640	Cosmetics	100.0	Buyer of cosmetics, etc. External debt and bonds guaranteed by Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1
Shiseido America Inc.	New Jersey, U.S.A.	(US$1,000) 28,000	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: Yes; Transferred/concurrent employees: Yes	

Name	Address	Capitalization (¥1,000)	Business Category	Voting Rights Held by Company	Relationship with Company	Remarks
Shiseido Cosmetics (America) Ltd.	New York, U.S.A.	(US$1,000) 15,000	Cosmetics	100.0 (100.0)	Buyer of cosmetics, etc. External debt guaranteed by Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	
Shiseido Europe S.A.	Paris, France	(EUR1,000) 190,335	Cosmetics	100.0	Buyer of cosmetics, etc. Bonds guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes	*1
Shiseido International France S.A.S.	Paris, France	(EUR1,000) 36,295	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes	
Beauté Prestige International S.A.	Paris, France	(EUR1,000) 17,760	Cosmetics	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Deutschland GmbH	Düsseldorf, Germany	(EUR1,000) 5,112	Cosmetics	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Taiwan Shiseido Co., Ltd.	Taipei, Taiwan	(NT$1,000) 1,154,588	Cosmetics	51.0	Buyer of raw materials, etc. Concurrent directors: Yes; Transferred/concurrent employees: Yes	
Shiseido Dah Chong Hong Cosmetics Ltd.	Hong Kong, China	(HK$1,000) 123,000	Cosmetics	50.0	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Taiwan FTS Co.Ltd.	Taipei, Taiwan	(NT$1,000) 150,000	Toiletries	80.0 (80.0)	No sales transactions with Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	
Zotos International, Inc.	New York, U.S.A.	(US$1,000) 25,000	Others	100.0 (100.0)	Supplier of cosmetics, etc. External debt guaranteed by Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	
76 others	—	—	—	—	—	
Equity Method Applied Companies						
6 companies	—	—	—	—	—	

Notes: 1. The relevant business category within Group operations is listed under the Business Category column.
2. Figures in parentheses in the Voting Rights Held by Company column indicate the share of indirect voting rights.
3. *1 refers to "designated subsidiary"
4. None of the above prepare annual financial reports.
5. *2: On April 1, 2001, Shiseido Cosmenity Co., Ltd. changed its name to Shiseido FITIT Co., Ltd.
6. *3 refers to companies that posting net sales (excluding intra-group transactions) that account for over 10% of consolidated net sales.

2. Management Policies

(1) Basic Corporate Policies

Shiseido's basic management policies for the 21st century are embodied in its "Global No. 1" long-term vision. The vision entails becoming a truly distinctive company in the eyes of people worldwide, rated highly and supported by people for quality, not only of products and services, but also of employees, marketing, and management itself.

Underscoring this plan is our commitment to earning the support of our various stakeholders—customers, business partners, shareholders, employees, and society in general—as a "valuable corporation" in the belief that creating value together improves corporate value in the long term and leads to the maximization of shareholder value. To this end, we pay close attention to the aggregate market value of our listed shares, a specific indicator of corporate value.

We at Shiseido believe that our brands are vital management assets, and improving brand value will be key to enhancing corporate value in the 21st century. Based on this belief, we are enhancing the value of the SHISEIDO corporate brand. In addition to raising economic value, improving corporate value will crucially depend on how we fulfill our social responsibilities as a corporation and how we address environmental issues.

(2) Basic Income Distribution Policy

Our policy on shareholder return emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating cash flows from operations we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a "total return ratio," which represents the amount of profits returned to shareholders—the sum of dividends paid and treasury stock retired—as a proportion of consolidated net income. We hope to achieve a 60% total return ratio in the medium term, and we will implement shareholder return programs that meet the needs of the times, including consideration of a treasury share deposit system.

(3) Perspectives and Policies Concerning Reducing Minimum Share Unit

We acknowledge that reducing the minimum share unit for investors is an effective way to raise liquidity of the Company's shares and broaden our shareholder base. We will consider this measure in a forward-looking manner, taking into account our business performance, share price movements, number of shareholders, and shareholder composition, as well as the increase in management costs that would accompany such a reduction.

(4) Medium- and Long-Term Management Strategies and Numerical Management Targets

A fundamental goal of our Global No. 1 initiative is to generate sustained increases in income from operations. Over the long term, we hope to achieve an operating profit margin ratio of at least 10%. To earn recognition as a global corporation, we feel that this is the minimum necessary margin level.

At the same time, we will target steady increased in return on equity (ROE). As a top-priority objective, we have pledged our commitment to achieving consolidated ROE of 7% for fiscal 2003, ending March 2003. After fiscal 2003, we will aim to steady raise ROE and income from operations.

We have three specific management strategies for generating sustained earnings growth: (a) Step up reforms with a "sales counter focus;" (b) Reinforce profitability of the entire Shiseido Group (by reorganizing our cost structure); and (c) Formulate specific growth strategies designed for dramatic progress in the 21st century. (For more details, refer to "Issues to Be Addressed" section below.)

(5) Upgrading the Company's Management Control System

Reform of management mechanisms is a central pillar underpinning managerial reforms currently under way. To this end, in fiscal 2002 we reinforced our corporate governance by implementing numerous reforms.

Specifically, we reduced the term of each director to one year and introduced a corporate officer system. These measures will serve to raise flexibility of management and clarify lines of responsibility and authority. We also set up the Remuneration Committee and the Advisory Board (a management advisory committee) to improve transparency and objectivity of management. In addition, we created the original title of Corporate Policy Governor (CPG), a special position designed to raise the horizontally integrated consolidated strengths of the Company with the vertically aligned corporate officer system. The Company's vice president was appointed to the new CPG position.

In the current fiscal year, we will reduce the number of directors by around half, from 13 to seven, in an effort to further accelerate the decision-making ability of the Board of Directors. We will also establish an Executive Corporate Officer Committee to facilitate transfer of authority to corporate officers and clarify responsibilities.

(6) Issues to Be Addressed

Amid an operating environment characterized by a deflationary economy and rapid structural changes in the domestic cosmetics market, our most urgent priority is to establish a position of unwavering dominance in the domestic cosmetics market. While pursuing this important goal, we will transform the Company into a more profit-oriented entity by raising income from operation ratio and ROE to levels necessary to prevail amid intense global competition. To meet these objectives, we understand that achieving sustained increases in earnings is a major priority. To this end, we have three specific strategies.

First, we will step up reforms with a "sales counter focus." In the year under review, we initiated drastic reforms throughout our cosmetics business. These included installing POS terminals in around 16,000 outlets, as well as introducing new business contracts with incentives to raise over-the-counter sales. We also created an in-house on-line network linking all of our sales managers and modified the system for assessing sales managers to emphasize over-the-counter sales. Through further refinement of these mechanisms, we will accelerate the pace of marketing reforms, focus on suggestion-based sales techniques, and develop powerful brands and products.

At the same time, while utilizing the POS-derived information to full effect, we will continue implementing supply chain reforms, in an effort to prevent product depletion and minimize inventory maldistribution.

Over the longer term, we will exploit our information infrastructure, which covers all chain-store outlets, to a more advanced level. In addition to benefiting from basic POS functions, we will compile a database containing information about individual customer's skin condition and purchasing patterns. This database will be used as a strategic tool in building a new marketing system.

Our second management strategy involves reinforcing the profitability of the entire Shiseido Group by revamping our cost structure. Instead of the traditional focus on raising revenues, we will instill in our employees the notion that "sales minus profits equals costs" as we strive to compress overall costs and pursue maximum cost-effectiveness. Through these measures, we will transform ourselves into a company that can generate sustained profits even under uncertain operating conditions.

The third strategy entails formulating specific growth strategies designed for dramatic progress in the 21st century. Here, we will undertake a focused reallocation of managerial resources aimed at penetrating Asian markets, which are experiencing rapid growth. In China, for example, sales are growing quickly, and we intend to maintain this momentum by promoting ***Aupres,*** a prestige brand developed specifically for the Chinese market, as well as mid-market brands ***Za*** and ***FITIT.***

To motivate each and every employee to embrace and implement these three management strategies, we have adopted a new corporate slogan, called "I do. Shiseido." To strengthen the spirit of challenge prescribed by the slogan, we will introduce a number of personnel-related measures, including more proactive promotion of female staff and introduction of a "free agent" system for employees.

3. Performance and Financial Position

3.1 Fiscal 2002 Overview

(1) Performance

In fiscal 2002, ended March 31, 2002, consolidated net sales were down 0.9% from the preceding year. Domestic sales fell 6.4% as the Company pursued inventory adjustments by suppressing domestic cosmetics and toiletries shipments. By contrast, overseas sales grew 14% on a local-currency basis. After converting to yen, this translates into a solid 24.5% jump.

Income from operations declined 20.8%. This decline resulted mainly from lower domestic sales, especially in the toiletries segment, as well as aggressive marketing-related investments overseas and new strategic investments, such as installation of POS terminals, associated with management reforms.

Following the enactment in April 2001 of an amendment to the Pharmaceutical Law mandating full component labeling on all cosmetic products, the Company voluntarily took back and amortized products with old labeling, as well as products containing cattle-derived ingredients, from the marketplace. We also undertook an inventory reassessment and posted a devaluation loss on securities holdings. These and other factors incurred significant extraordinary losses. As a result, the Company posted a net loss of ¥22. 8 billion.

Consolidated Performance

(Millions of yen)

	Fiscal 2002	Percent of Net Sales	Fiscal 2001	Percent of Net Sales	Increase/Decrease over Fiscal 2001	
					Amount	% change
Cosmetics	460,003	78.0%	454,097	76.3%	+5,906	+1.3%
Toiletries	63,976	10.8%	76,424	12.8%	−12,447	−16.3%
Others	65,982	11.2%	64,630	10.9%	+1,351	+2.1%
Net Sales	589,962	100.0%	595,152	100.0%	−5,190	−0.9%

Domestic Sales	457,657	77.6%	488,899	82.1%	−31,242	−6.4%
Overseas Sales	132,305	22.4%	106,252	17.9%	+26,052	+24.5%

Income from Operations	25,572	4.3%	32,291	5.4%	−6,719	−20.8%
Ordinary Income	27,556	4.7%	32,984	5.5%	−5,428	−16.5%
Net Income	−22,767	−3.9%	−45,091	−7.6%	+22,324	—
Consolidated Income/ Nonconsolidated Income	—		—			

Nonconsolidated Performance

(Millions of yen)

	Fiscal 2002	Percent of Net Sales	Fiscal 2001	Percent of Net Sales	Increase/Decrease over Fiscal 2001	
					Amount	% change
Cosmetics	187,989	92.9%	189,342	80.1%	−1,352	−0.7%
Toiletries	—	—	31,396	13.3%	−31,396	—
Others	14,326	7.1%	15,561	6.6%	−1,235	−7.9%
Net Sales	202,316	100.0%	236,300	100.0%	−33,984	−14.4%

Income from Operations	18,441	9.1%	20,911	8.9%	−2,470	−11.8%
Ordinary Income	26,867	13.3%	30,190	12.8%	−3,322	−11.0%
Net Income	−19,196	−9.5%	−16,331	−6.9%	−2,865	—

(2) Consolidated Cash Flows

Net cash provided by operating activities amounted to ¥36.5 billion. Despite reporting a loss before income taxes, we posted declines in receivables, as well as inventories and other working assets associated with progress in reforms focusing on the sales counter. Payment of income taxes also declined.

Net cash used in investing activities totaled ¥32.8 billion. During the year, capital expenditures centered on renovating and upgrading existing facilities. We also took advantage of M&A opportunities. Total purchases of property, plant, and equipment for the year amounted to ¥25.9 billion. A noteworthy investment was the acquisition of Joico Laboratories, Inc., of the United States.

Net cash provided by financing activities totaled ¥21.2 billion, due largely to proceeds from the Company's second issue of straight bonds to individual investors.

As a result, cash and cash equivalents at fiscal year-end amounted to ¥90.3 billion, up ¥28.3 billion from a year earlier.

(3) Consolidated Segment Information

(a) Cosmetics

(Millions of yen)

	Fiscal 2002	Fiscal 2001	Increase/Decrease over Fiscal 2001	
			Amount	% change
Domestic	343,903	361,555	–17,652	–4.9%
Overseas	116,100	92,542	+23,558	+25.5%
Cosmetics Sales from Outside Customers	460,003	454,097	+5,906	+1.3%
Sales and Transfer Account from Intersegment Transactions	4,075	4,001	—	
Total Cosmetics Sales	464,079	458,099		
Income from Operations in Cosmetics Division	39,884	41,446	–1,561	–3.8%
Percent of Category Sales	8.6%	9.0%	–0.4%	

■ Domestic Sales

Domestic sales of cosmetics fell 4.9%. Although the market again failed to evoke a sense of recovery during the term, Shiseido continued to rejuvenate its domestic cosmetics business—a key element of its reform strategy—while reinforcing business with specialist cosmetics stores and raising its competitiveness in the skin-care sector. In line with reforms focusing on the sales counter, we concentrated on core product lines while activating sales channels by modifying transaction contracts.

At the prestige end of the market, centering on counseling activities, sales of skincare products recovered and exceeded previous-year levels. Overall retail stores' sales dipped slightly, but recovered in the second half to parallel the level of the preceding year. Under these conditions, our sales subsidiary suppressed shipments with the intention of reducing inventories at retail stores. This led to a significant decline in overall sales of prestige products.

In the mid-level, self-selection market, sales of products sold exclusively in convenience stores were steady, but sales of general cosmetics declined as makeup, hair-care, and men's products struggled.

■ **Overseas Sales**

We achieved a 15% increase in overseas cosmetics sales in local currency terms, and a solid 25.5% gain on a yen-denominated basis due to the yen's depreciation during the year. During the year, mainstay skin-care products steadily expanded their market presence, and the introduction of the core ***SHISEIDO The Makeup*** line contributed to the sales gain. We also made progress in promoting non-Shiseido brands. For example, the fragrance business of Beauté Prestige International S.A. grew solidly, as did the ***Decléor*** brand, which was purchased in fiscal 2001.

■ **Major new products**

Prestige: ***Whitess Sun Protect White*** (daily-use, complexion-whitening essence that protects against ultraviolet rays), ***UV White White Vitamizer*** (complexion-whitening vitamin liquid), ***Revital White Series*** (renewed complexion-whitening line).

Middle: ***Whitea*** (renewed skin-care line), ***Selfit*** (renewed makeup line), ***Ma Chérie*** (hair-styling and coloring agent), ***City Veil*** (sunscreen series).

■ **Income from Operations**

The decline in domestic cosmetics sales and increased strategic investments brought downward pressure on earnings in the cosmetics segment. Thanks to progress in transforming our cost structure, however, the decrease in income from operations was limited to 3.8%.

(b) Toiletries

(Millions of yen)

	Fiscal 2002	Fiscal 2001	Increase/Decrease over Fiscal 2001	
			Amount	% change
Domestic	62,885	75,608	–12,722	–16.8%
Overseas	1,090	815	+274	+33.7%
Toiletries Sales from Outside Customers	63,976	76,424	–12,447	–16.3%
Sales and Transfer Account from Intersegment Transactions	1,117	1,461	—	
Total Toiletries Sales	65,094	77,885		
Income from Operations in Toiletries Division Percent of Category Sales	–4,554 –7.0%	1,143 1.5%	–5,697 –8.5%	—

■ **Net Sales**

Sales of toiletries declined 16.3%. During the year, stiff price competition and the shift to refill-type containers of our shampoo and conditioner lines caused unit prices to decline. Accordingly, the operating environment for the Company remained difficult. In response, we placed top priority on expanding over-the-counter sales and reducing distribution inventories. We successfully maintained previous-year level of shipments on a wholesale basis and significantly lowered inventories.

Overseas, we are steadily gaining a market presence, especially in South Korea.

■ **Major New Products**

Aquair Water Hair Pack Deep Moist (shampoos, conditioners, others), ***Neue Virgin Bright*** (shampoos and conditioners).

■ **Income from Operations**

The Company reported a ¥4.6 billion loss from its toiletries operations in the year under review. In addition to the fall in sales due to the inventory adjustment, profitability was squeezed by investments aimed at expanding over-the-counter sales and at developing overseas business.

(c) Others

(Millions of yen)

	Fiscal 2002	Fiscal 2001	Increase/Decrease over Fiscal 2001	
			Amount	% change
Domestic	50,868	51,735	–867	–1.7%
Overseas	15,113	12,895	+2,218	+17.2%
Other Sales from Outside Customers	65,982	64,630	+1,351	+2.1%
Sales and Transfer Account from Intersegment Transactions	46,383	48,931	—	
Total Other Sales	112,365	113,562		
Income from Operations in Others	2,966	2,297	+669	+29.1%
Percent of Category Sales	2.6%	2.0%	+0.6%	

■ **Domestic Sales**

Domestic sales of the Company's other products were down 1.7%. Revenues from our salon business fell slightly, and sales from our accessories and boutique business languished. However, our pharmaceutical business performed well, with mainstay products playing a core role.

Amid generally sluggish market conditions for the salon business, sales of hair-coloring agents and hair-perm agents were solid. However, hair-care and hair-styling products struggled.

In the pharmaceuticals business, our policy of focused marketing of mainstay general-purpose drugs continued to reap rewards, enabling us again post a revenue gain.

■ Overseas Sales

Overseas sales of other products j jumped 17.2%. Zotos International, Inc., our North American subsidiary, accounts for practically of the revenues in this category. In June 2000, we appointed a local professional as president of that company, and have since undertaken a drastic management reorganization. Sales of Zotos in the second half of the year were depressed due to the terrorist attacks. However, sales in local currency terms were up spearheaded by the exclusive business of major salon chains.

■ Major New Products

Salon: ***Auslese Trocken Professional*** (hair care for men), ***CPU*** (pre- and after-care for perms and hair color)
Pharmaceuticals: ***Ferzea Suhada Clear Jelly*** (body lotion)

■ Income from Operations

In the year under review, income from other operations continued to improve. Enhanced profitability of our U.S. salon business and of our health and beauty foods business, now in its second year of independence, contributed to the bottom line.

(4) Performance by Region

In Japan, our cosmetics operations reported lower revenues but higher earnings. In the domestic toiletries segment, both sales and income from operations declined.

Overseas, despite the negative effects of the terrorist attacks and the slowing Taiwanese economy, we achieved significant revenue gains in all regions. On the expense side, we made a significant initial investment in the launch of the ***SHISEIDO The Makeup*** line. Subsidiary Beauté Prestige International also reinforced its promotional activities. As a result, income from operations in North America declined. However, income in Europe and Asia/Oceania grew solidly.

Sales by Geographic Segment

(Millions of yen)

	Fiscal 2002	Percent of Net Sales	Fiscal 2001	Percent of Net Sales	Increase/Decrease over Fiscal 2001	
					Amount	% change
Domestic Sales	460,095	78.0%	490,257	82.4%	–30,162	–6.2%
Americas	38,923	6.6%	31,158	5.2%	+7,765	+24.9%
Europe	56,804	9.6%	44,781	7.5%	+12,023	+26.8%
Asia/Oceania	34,138	5.8%	28,955	4.9%	+5,183	+17.9%
Total Overseas	129,867	22.0%	104,894	17.6%	+24,972	+23.8%
Net Sales	589,962	100.0%	595,152	100.0%	–5,190	–0.9%

Income by Geographic Segment

(Millions of yen)

	Fiscal 2002	Percent of Regional Sales*	Fiscal 2001	Percent of Regional Sales*	Increase/Decrease over Fiscal 2001	
					Amount	% change
Domestic Income from Operations	33,379	7.0%	38,201	7.6%	–4,822	–12.6%
Americas	–28	–0.1%	2,220	5.6%	–2,249	—
Europe	1,581	2.6%	1,283	2.7%	+297	+23.2%
Asia/Oceania	3,364	9.7%	3,181	10.8%	+182	+5.7%
Total Overseas Income from Operations	4,917	3.5%	6,686	5.7%	–1,768	–26.5%
Unallocatable Operating Expenses	(12,724)	—	(12,596)	—	(+128)	+1.0%
Income from Operations	25,572	4.3%	32,291	5.4%	–6,719	–20.8%

* Based on regional sales, including sales between regions.

Overseas Sales

(Millions of yen)

	Fiscal 2002	Percent of Net Sales	Fiscal 2001	Percent of Net Sales	Increase/Decrease over Fiscal 2001		
					Amount	% change	% change in local currency terms
Americas	41,621	7.0%	34,481	5.8%	+7,139	+20.7%	+7.6%
Europe	51,328	8.7%	38,155	6.4%	+13,173	+34.5%	+23.2%
Asia/Oceania	39,355	6.7%	33,616	5.7%	+5,738	+17.1%	+9.7%
Overseas Sales	132,305	22.4%	106,252	17.9%	+26,052	+24.5%	+13.9%

Sales by Category Segment (reference)

(Millions of yen)

	Fiscal 2002	Percent of Net Sales	Fiscal 2001	Percent of Net Sales	Increase/Decrease over Fiscal 2001	
					Amount	% change
Domestic	343,903	58.3%	361,555	60.7%	–17,652	–4.9%
Overseas	116,100	19.7%	92,542	15.6%	+23,558	+25.5%
Cosmetics	460,003	78.0%	454,097	76.3%	+5,906	+1.3%
Domestic	62,885	10.7%	75,608	12.7%	–12,722	–16.8%
Overseas	1,090	0.1%	815	0.1%	+274	+33.7%
Toiletries	63,976	10.8%	76,424	12.8%	–12,447	–16.3%
Domestic	50,868	8.6%	51,735	8.7%	–867	–1.7%
Overseas	15,113	2.6%	12,895	2.2%	+2,218	+17.2%
Others	65,982	11.2%	64,630	10.9%	+1,351	+2.1%
Net Sales	589,962	100.0%	595,152	100.0%	–5,190	–0.9%

(5) Appropriation of Fiscal 2002 Profit

(a) Dividend Policy

The Company plans to declare a year-end dividend of ¥8.00 per share. Coupled with the ¥8.00 interim dividend, this translates to a ¥16.00 per share for the year. As a result, the dividends-on-equity ratio will be 1.9% (nonconsolidated). Due to the net loss, we have not calculated a nonconsolidated dividend payout ratio.

(b) Retirement of Treasury Stock

In the June 1998 Annual Meeting of Shareholders, Shiseido changed its Articles of Association to allow the buyback and retirement of treasury stock by resolution of the Board of Directors.

In fiscal 2001, the Company bought back and retired shares on two occasions. We did not buy back shares in the year under review.

In light of the legislation allowing treasury deposit systems, buy-backs of treasury stock will become an important component of our shareholder return policy. In the future, we will proactively study ways to utilize buy-backs to maximum effect.

3.2 Outlook for Fiscal 2003

(1) Overall Performance Outlook

We believe that the market environment surrounding the Company will remain challenging. Amid these conditions, we will unite as a consolidated group to implement structural reforms in line with our quest to build a framework with a "sales counter focus" and shift to a profit-oriented system.

In the year ahead, our "sales counter focus" framework will start to reap rewards for our domestic cosmetics business. This should enable us to make steady progress in our marketing and supply chain reforms. Moreover, we will undertake a full-scale reorganization of our cost structure in an effort to reduce overall expenses. Overseas, we project continued solid growth, especially in Asia.

For fiscal 2003, we forecast a 6% increase in consolidated net sales, and an 84% jump in income from operations, to ¥47 billion. Due to the absence of major extraordinary losses, we forecast a record-high net income of ¥25 billion.

By posting record-high net income after two consecutive years of losses, we are committed to actively returning profits to our shareholders. We therefore plan to raise interim and year-end dividends to ¥10.00 per share, up ¥2.00 per share, resulting in total annual dividends of ¥20.00 per share.

Consolidated Net Sales

(Billions of yen)

	Fiscal 2003 (Estimate)	Fiscal 2002 (Results)	Increase /Decrease over Fiscal 2002	
			Amount	% change
Cosmetics	480.0	460.0	+20.0	+4%
Toiletries	70.0	64.0	+6.0	+9%
Others	75.0	66.0	+9.0	+14%
Net Sales	625.0	590.0	35.0	+6%

Overseas Sales	150.0	132.3	+17.7	+13%
Share in Net Sales	24.0%	22.4%	—	

Consolidated Income

(Billions of yen)

	Fiscal 2003 (Estimate)	Percent of Net Sales	Fiscal 2002 (Results)	Percent of Net Sales	Increase/Decrease over Fiscal 2002	
					Amount	% change
Income from Operations	47.0	7.5%	25.6	4.3%	+21.4	+84%
Ordinary Income	43.0	6.9%	27.6	4.7%	+15.4	+56%
Net Income	25.0	4.0%	–22.8	—	+47.8	—
Consolidated Net Income/ Nonconsolidated Net Income	1.72 times	—	—	—		

Nonconsolidated Net Sales

(Billions of yen)

	Fiscal 2003 (Estimate)	Fiscal 2002 (Results)	Increase /Decrease over Fiscal 2002	
			Amount	% change
Cosmetics	195.0	188.0	7.0	+4%
Others	15.0	14.3	0.7	+5%
Net Sales	210.0	202.3	7.7	+4%

Nonconsolidated Income

(Billions of yen)

	Fiscal 2003 (Estimate)	Percent of Net Sales	Fiscal 2002 (Results)	Percent of Net Sales	Increase/Decrease over Fiscal 2002	
					Amount	% change
Income from Operations	22.0	10.5%	18.4	9.1%	+3.6	+19%
Ordinary Income	27.0	12.9%	26.9	13.3%	+0.1	+0%
Net Income	15.0	7.1%	–19.2	—	+34.2	—

Per Share Information and Financial Ratios

	Fiscal 2003 (Estimate)	Fiscal 2002 (Results)	Increase/Decrease over Fiscal 2002
Return on Equity (%):			
Consolidated	7.0	–6.4	+13.4
Nonconsolidated	4.3	–5.3	+9.6
Net Income per Share (Yen):			
Consolidated	59.16	–54.64	+113.80
Nonconsolidated	35.49	–46.07	+81.56
Payout Ratio (Nonconsolidated)	56.3%	—	—
Dividends per Share (Yen):			
Interim	10.00	8.00	+2.00
Year-End	10.00	8.00	+2.00

(2) Outlook by Major Business Category

(a) Cosmetics

In Japan, our newly incorporated transaction and salesperson assessment systems, based on over-the-counter sales, will begin to bear fruit. We will also utilize POS-derived information more extensively. As marketing with "sales counter focus" takes hold, we will begin to see changes in over-the-counter sales efforts of retailers and activities of our own salespeople. While the market environment will remain difficult, we are confident of maintaining over-the-counter sales at the previous-year level, due to the revitalization of our distribution channels.

At the prestige end of the domestic market, we will pursue an action plan for solidifying the "Shiseido Skincare House" concept. Specifically, we will reorganize our product line configuration, making concentrated investments in top core lines, thus nurturing them into "powerful lines."

In the self selection "FITIT" section of the domestic market, we will work to raise over-the-counter sales by concentrating on mainstay product lines and increasing name recognition of each line.

Overseas, we will promote further acceptance of the core ***SHISEIDO The Skincare*** and ***SHISEIDO The Makeup*** lines from SHISEIDO brand, as well as the top-end ***Clé de Peau BEAUTÉ*** brand. We will also reinforce our brand strategy through the aggressive launch of ***FITIT*** overseas, centering on Asia. In addition, we will strive to expand market share by further reinforcing non-Shiseido brands.

Domestic sales in fiscal 2003 are expected to benefit from unchanged over-the-counter sales as shipments return to normal after being suppressed in fiscal 2002. Overseas, we anticipate double-digit growth in local-currency terms, with a particularly strong performance in Asia.

Income from cosmetics operations is expected to rise significantly, boosted by improved revenues, an extensive reassessment of promotional expenses, the benefits of supply chain reforms, and other factors.

(b) Toiletries

Competition in the toiletries market remains severe, making it difficult to predict how market conditions will evolve in fiscal 2003. Against this background, we will return to the basics by strengthening promotion of mainstay brands. Domestic sales should recover, now that our program of lowering domestic distribution inventories is completed. Overseas, we forecast continued solid expansion, especially in South Korea.

The toiletries segment is expected to return to profitability in fiscal 2003 thanks to the recovery in revenues and restructuring of our cost systems.

(c) Others

In our salon business, we forecast an increase in domestic sales, helped by expansion of our hair-perm and hair-color lines. The North American salon operations of Zotos International should also enjoy higher revenues, having acquired the ***Joico*** brand at the end of calendar year 2001. In the pharmaceuticals and health and beauty foods categories, we will continue focusing on promotion of mainstay products, raising revenues accordingly.

For the year, we expect sales in this segment to grow. Income from other operations is forecast to remain mostly unchanged.

(d) Overseas Sales

Since the end of fiscal 2002, we have noticed generally favorable wholesale cosmetics sales in each overseas region (in local-currency terms). In Asia, we expect high economic growth in China to continue, while the economic slowdown in Taiwan should wane. Therefore, we expect sales in Asia to grow at a faster pace. In North America, revenues will be boosted by the acquisition of the ***Joico*** brand. For the year, we forecast double-digit increases in overseas sales, in both local-currency and yen terms.

Our predictions are based on the following assumptions.

For fiscal 2003, we expect real domestic GDP to contract by less than 1%. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will remain at previous-year levels. Our forecasts are based on exchange rates of ¥120 per U.S. dollar, ¥110 per euro, and ¥3.6 per new Taiwan dollar.

In this document, statements other than historical facts are forward-looking statements that reflect our plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results and achievements to differ from those anticipated in these statements.

4. Consolidated Financial Statements

4.1 Consolidated Balance Sheets

(Millions of yen)

	Fiscal 2002 (March 31, 2002)		Fiscal 2001 (March 31, 2001)		Increase/ Decrease
	Amount	Share of Total (%)	Amount	Share of Total (%)	
ASSETS					
Current Assets:	**304,832**	**45.9**	**319,075**	**48.0**	**–14,242**
Cash and Time Deposits	35,049		34,159		889
Notes and Accounts Receivable	103,874		121,554		–17,680
Short-Term Investments in Securities	55,364		33,530		21,834
Inventories	70,341		91,261		–20,920
Deferred Tax Assets	25,397		16,741		8,656
Other Current Assets	16,093		22,802		–6,708
Less: Allowance for Doubtful Accounts	–1,288		–975		–313
Fixed Assets:	**359,208**	**54.1**	**346,171**	**52.0**	**13,036**
Tangible Fixed Assets:	177,986	26.8	176,862	26.6	1,123
Buildings and Structures	72,203		73,967		–1,764
Machinery, Equipment, and Vehicles	20,636		21,236		–599
Fixtures and Fittings	17,860		16,548		1,312
Land	63,162		62,989		172
Construction in Progress	4,123		2,120		2,002
Intangible Fixed Assets:	59,332	8.9	41,540	6.2	17,791
Goodwill	26,294		15,639		10,655
Consolidation Adjustment Accounts	857		—		857
Other Intangible Fixed Assets	32,180		25,901		6,278
Investments and Other Assets:	121,890	18.4	127,768	19.2	–5,878
Investments in Securities	41,962		52,920		–10,957
Deferred Tax Assets	44,415		39,732		4,682
Other Investments	36,021		35,785		235
Less: Allowance for Doubtful Accounts	–508		–670		161
Total Assets	**664,040**	**100.0**	**665,247**	**100.0**	**–1,206**

(Millions of yen)

	Fiscal 2002 (March 31, 2002)		Fiscal 2001 (March 31, 2001)		Increase/ Decrease
	Amount	Share of Total (%)	Amount	Share of Total (%)	
LIABILITIES					
Current Liabilities:	**157,544**	**23.7**	**162,314**	**24.4**	**–4,769**
Notes and Accounts Payable	50,219		57,587		–7,367
Bonds Redeemable within 1 year	3,904		—		3,904
Short-Term Bank Loans	21,780		16,642		5,137
Accrued Amount Payable	47,396		46,564		832
Accrued Corporate Tax and Other	1,989		2,636		–646
Reserve for Selling Expenses	—		4,503		–4,503
Other Current Liabilities	32,254		34,379		–2,125
Long-Term Liabilities:	**148,547**	**22.4**	**128,974**	**19.4**	**19,573**
Corporate Bonds	67,442		43,153		24,288
Long-Term Borrowings	5,042		7,390		–2,348
Reserve for Employees' Retirement Benefits	67,285		70,138		–2,853
Consolidation Adjustment Accounts	—		2,860		–2,860
Other Long-Term Liabilities	8,778		5,431		3,346
Total Liabilities	**306,092**	**46.1**	**291,289**	**43.8**	**14,803**
MINORITY INTERESTS					
Minority Interests	**12,280**	**1.8**	**12,262**	**1.8**	**18**
SHAREHOLDERS' EQUITY					
Capital Stock	64,506	9.7	64,506	9.7	—
Additional Paid-In Capital	70,258	10.6	66,093	9.9	4,164
Consolidation Surplus	225,800	34.0	255,369	38.4	–29,569
Securities Valuation Differential	–1,754	–0.2	–3,352	–0.5	1,597
Exchange Adjustment Accounts	–10,511	–1.6	–18,314	–2.7	7,803
Less: Treasury Shares	–2,631	–0.4	–2,608	–0.4	–22
Total Shareholders' Equity	**345,667**	**52.1**	**361,695**	**54.4**	**–16,028**
Total Liabilities, Minority Interests, and Shareholders' Equity	**664,040**	**100.0**	**665,247**	**100.0**	**–1,206**

4.2 Consolidated Statements of Income

(Millions of yen)

	Fiscal 2002 (Year ended March 31, 2002)		Fiscal 2001 (Year ended March 31, 2001)		Increase/ Decrease	
	Amount	Share of Total (%)	Amount	Share of Total (%)	Amount	% change
I. Net Sales	**589,962**	**100.0**	**595,152**	**100.0**	**–5,190**	**–0.9**
II. Cost of Sales	**200,193**	**34.0**	**202,510**	**34.0**	**–2,316**	**–1.1**
Gross Income	389,768	66.0	392,642	66.0	–2,873	–0.7
III. Selling, General and Administrative Expenses	**364,196**	**61.7**	**360,350**	**60.6**	**3,845**	**1.1**
Income from Operations	**25,572**	**4.3**	**32,291**	**5.4**	**–6,719**	**–20.8**
IV. Other Income:	**10,645**	**1.8**	**10,935**	**1.8**	**–290**	**–2.7**
Interest Income	1,354		2,328		–973	
Gain on Sales of Marketable Securities	412		2,109		–1,696	
Gain on Sales of Fixed Assets	4,177		2,305		1,871	
Amortization of Consolidation Adjustment Account	723		729		–5	
Others	3,977		3,462		514	
V. Other Expenses:	**8,661**	**1.4**	**10,242**	**1.7**	**–1,581**	**–15.4**
Interest Paid	2,104		1,168		935	
Amortization of Trademark and Goodwill	2,358		2,279		79	
Others	4,199		6,794		–2,595	
Ordinary Income	**27,556**	**4.7**	**32,984**	**5.5**	**–5,428**	**–16.5**
VI. Extraordinary Loss	**57,201**	**9.7**	**92,621**	**15.5**	**–35,420**	**–38.2**
Amortization of Inventories	34,360		—		34,360	
Restructuring Expenses	10,065		8,717		1,347	
Devaluation of Financial Assets	12,775		1,606		11,169	
Transfer to Reserve for Employees' Retirement Benefits	—		69,072		–69,072	
Devaluation of Goodwill	—		13,225		–13,225	
Loss before Income Taxes	**29,645**	**5.0**	**59,637**	**10.0**	**–29,992**	**–50.3**
Income Taxes	**6,084**	**1.0**	**9,604**	**1.6**	**–3,519**	**–36.6**
Adjustment for Corporate Tax, etc.	**–13,439**	**–2.2**	**–19,056**	**–3.2**	**5,617**	**–29.5**
Less: Minority Interests in Net Income of Consolidated Subsidiaries	**477**	**0.1**	**–5,093**	**–0.8**	**5,570**	**—**
Net Loss	**22,767**	**3.9**	**45,091**	**7.6**	**–22,324**	**–49.5**

4.3 Consolidated Retained Earnings

(Millions of yen)

	Fiscal 2002 (Year ended March 31, 2002)	Fiscal 2001 (Year ended March 31, 2001)
Balance at Beginning of the Term	**255,369**	**314,377**
Increase in Consolidation Surplus	**—**	**810**
Increase in Other Surplus	—	810
Decrease in Consolidation Surplus	**6,802**	**14,726**
Cash Dividends Paid	6,666	7,117
Bonuses to Directors and Corporate Auditors	103	117
Treasury Stock Retired	—	7,451
Decrease due to Increase in Number of Consolidated Subsidiaries	3	0
Decrease due to Decrease in Number of Consolidated Subsidiaries	—	10
Other Decrease	27	28
Net Loss	**22,767**	**45,091**
Balance at End of the Term	**225,800**	**255,369**

4.4 Consolidated Statements of Cash Flows

(Millions of yen)

	Fiscal 2002 (Year ended March 31, 2002)	Fiscal 2001 (Year ended March 31, 2001)
I. Cash Flows from Operating Activities		
Income before Income Taxes	–29,645	–59,637
Amortization of Inventories	16,310	—
Restructuring Expenses	10,065	—
Devaluation of Financial Assets	12,775	1,606
Devaluation of Goodwill	—	13,225
Loss on Devaluation of Land	—	5,650
Depreciation	27,952	28,641
Increase/Decrease in Reserve for Selling Expenses	–4,503	–1,614
Increase/Decrease in Reserve for Employees' Retirement Benefits	–2,963	66,229
Amortization of Consolidated Adjustment	–723	–729
Interest and Dividend Income	–1,613	–2,662
Interest Expense	2,104	1,168
Equity in Earnings of Affiliates	497	539
Increase/Decrease in Receivables	20,483	–12,636
Increase/Decrease in Inventories	–2,878	–11,466
Increase/Decrease in Trade Payables	–6,854	8,377
Other Increase/Decrease	–5,159	–904
Subtotal	35,846	35,788
Interest and Dividend Income	2,042	2,871
Interest Paid	–1,948	–1,305
Income Taxes Paid	575	–36,879
Net Cash Provided by Operating Activities	**36,516**	**475**
II. Cash Flows from Investing Activities		
Purchase of Marketable Securities	—	–7,497
Sales of Marketable Securities	5,831	6,620
Purchase of Investment Securities	–12,890	–20,905
Sales of Investment Securities	10,660	41,009
Acquisition of Tangible Fixed Assets	–22,561	–25,194
Sales of Tangible Fixed Assets	7,156	4,819
Acquisition of Intangible Fixed Assets	–3,351	–15,143
Purchase of Shares in Subsidiaries Due to Change in Scope of Consolidation	–13,395	–4,835
Increase/Decrease in Other Assets	–4,218	–5,513
Net Cash Provided by Investing Activities	**–32,767**	**–26,638**
III. Cash Flows from Financing Activities		
Net Increase in Short-Term Debt	–975	6,680
Borrowings of Long-Term Debt	2,345	2,659
Repayment of Long-Term Debt	–883	–1,818
Proceeds from Exercise of Warrants	—	11,003
Income from Corporate Bond Issue	28,031	43,153
Redemption of Warrants	—	–25,480
Net Proceeds from Purchase/Sale of Treasury Stocks	–22	–2,602
Retirement of Treasury Stocks	—	–7,451
Cash Dividends	–6,665	–7,108
Cash Dividends paid for Minority	–608	–657
Net Cash Provided by Financing Activities	**21,221**	**18,378**
IV. Translation Gain/Loss Related to Cash and Cash Equivalents	**2,448**	**878**
V. Net Change in Cash and Cash Equivalents	**27,419**	**–6,906**
VI. Cash and Cash Equivalents at Beginning of Year	**62,017**	**68,521**
VII. Net Change in Cash and Cash Equivalents Due to Newly Consolidated Companies	**856**	**402**
VIII. Cash and Cash Equivalents at End of Year	**90,293**	**62,017**

Notes to Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 98

Principal subsidiaries are listed in "Subsidiaries and Affiliated Companies" in "1. The Shiseido Group" section.

(New inclusions)

Included in the scope of consolidation in the year under review are four companies (Phisphere Inc., Le Mieux Co., Ltd., S&D Cosmetics Co., Ltd., and PT. PRANA DEWATA UBUD) that had commenced full-scale operations; one company (Beauté Prestige International (Miami)) that was established during the period; and four companies (Joico Laboratories, Inc., Joico Laboratories Canada, Ltd., Joico Holding B.V., and Joico Laboratories Europe B.V., shares of which were acquired by the Company.

(2) Main nonconsolidated subsidiaries

Number of nonconsolidated subsidiaries: 6

Major Company Name: 331 International S.A.S.

Since these companies do not engage in full-scale operations and their combined assets, net sales, net income, and retained earnings have a minimal effect on the Company's consolidated financial statements.

2. Application of the Equity Method

(1) Affiliated companies where equity method applicable: 6

Major Company Name: Pierre Fabre Japon Co., Ltd.

(2) Nonconsolidated subsidiaries and affiliated companies where equity method not applicable: 7

Since these companies do not engage in full-scale operations and their net income and retained earnings have minimal impact on the Company's consolidated financial statements, they are not included in the scope of consolidation.

3. Fiscal Years of Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 54 companies—overseas subsidiaries (except Shiseido Investment US, Inc.), as well as Beauté Prestige International Co., Ltd., and Taishi Trading Co., Ltd.—have fiscal years ending December 31. Shiseido Investment US, Inc., has a fiscal year ending January 31, and Shiseido Investment Co., Ltd., has a fiscal year ending February 28/29. All other consolidated subsidiaries have fiscal years ending March 31.

The most recent financial statements have been used for the 56 consolidated subsidiaries—overseas subsidiaries, as well as Beauté Prestige International Co., Ltd., Taishi Trading Co., Ltd., and Shiseido Investment Co., Ltd.—with fiscal years ending in months other than March. The consolidated statements have been adjusted to reflect important transactions that took place between the respective year-ends of those companies and March 31, 2002.

4. Notes on Accounting Standards

(1) Valuation of Major Assets

(a) Securities

Other securities:

Market price applicable: At market, based on market prices at fiscal year-end. (Valuation discrepancies are included directly in the capital account, and selling costs are, in principle, accounted for using the moving average method.)

Market price not applicable: Primarily valued at cost, based on the moving average method.

(b) Inventories

The parent company values inventories at cost, based on the total average method. Consolidated subsidiaries primarily value inventory at cost, based on the final purchase method.

(2) Depreciation of Major Fixed Assets

(a) Tangible fixed assets

Buildings (excluding attached equipment) are depreciated using the straight line method. Other tangible fixed assets are, in principle, depreciated using the declining balance method. Major fixed assets in Japan are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

(b) Intangible Fixed Assets

Intangible fixed assets are amortized using the straight line method over the following time periods.

Goodwill: 5 years (domestic); 35 years, in principle (overseas)
Trademark rights: 10 years, in principle
Software: 5 years, in principle

(3) Major Reserves

(a) Allowance for Doubtful Accounts

As contingency against losses from default of notes and accounts receivable, the Company and its domestic consolidated subsidiaries have set aside reserves. The amounts of such reserves are determined using the percentage of own actual bad-debt loss against the balance of total receivables, and amounts that take into consideration the possibility of recovering specific liabilities. Overseas consolidated subsidiaries, in general, report the estimated value of specified types of unrecoverable debt.

(b) Returned Goods Adjustment Reserve

As contingency against losses from returned cosmetics and pharmaceuticals, consolidated domestic subsidiaries—Shiseido Sales Co., Ltd., FT Shiseido Co., Ltd., Shiseido Pharmaceutical Co., Ltd., et al.—have set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

(For more details, refer to "Change in Accounting Item" section on page 28.)

(c) Allowance for Employee Retirement Benefits

As contingency against expenses arising from retirement of employees, the parent company and its domestic consolidated subsidiaries have set aside a reserve based on estimated retirement benefit liabilities and pension assets at the end of the year under review.

Prior Service Cost is expensed as incurred using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period. Actuarial Differential is expensed in the following consolidated financial year using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period.

(4) Translation of Major Foreign-Currency Assets and Liabilities into Yen

Foreign-currency financial receivables and liabilities are translated into yen at the spot rate effective at the end of the fiscal year. Exchange differential is treated as a profit/loss. Foreign-currency assets and liabilities of overseas subsidiaries are translated into yen at the spot rate effective at the end of the fiscal year. Revenues and expenses of overseas subsidiaries are translated into yen at the average rate during the term. Exchange differential is included in the Minority Interests and the Exchange Adjustment Accounts item under Shareholders' Equity.

(5) Accounting for Major Lease Contracts

Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases.

(6) Other Major Items Concerning Preparation of Consolidated Financial Statements

Consumption Tax: In relation to consumption tax and regional consumption tax, the Company adopts the tax-exclusive method.

5. Evaluation of Assets and Liabilities of Consolidated Subsidiaries

Evaluations of assets and liabilities of consolidated subsidiaries done at the time of capital consolidation are based on the overall market value method.

6. Amortization of Consolidation Adjustment Account

Amortization of the Consolidation Adjustment Account is done over a rational time period not exceeding 20 years, with specific items determined on a case-by-case basis. Major elimination discrepancies arising from offsetting eliminations (occurring in consolidated fiscal years prior to March 31, 1999) between the investment account of the parent company and capital accounts of consolidated subsidiaries are included in the Consolidation Adjustment Account and amortized uniformly over a five-year period from the date incurred.

7. Appropriation of Profit

The statement of Consolidated Retained Earnings is prepared assuming the profits of consolidated subsidiaries are appropriated during the consolidated accounting period.

8. Definition of "Cash and Cash Equivalents" in Statements of Cash Flows

"Cash and Cash Equivalents" as shown in the Consolidated Statements of Cash Flows refer to cash in hand, bank deposits that can be withdrawn or converted to cash at immediate notice, and short-term investments with maturities of no more than 3 months from acquisition date that carry minimal risk of fluctuations in value.

Change in Accounting Item

In line with its management reforms, the Shiseido Group is committed to actively raising the freshness of its market inventories by lowering the volume and raising the quality of such inventories. In order to facilitate more accurate profit-loss determination, the Company and all other Group companies with products potentially returnable in the normal course of business set aside Returned Goods Adjustment Reserves (provision method consistent for all Group companies) in the fiscal year under review. As a result of this change, subsidiaries that had previously set aside amounts with transfer limits based on the Corporate Tax Law changed their reporting method, while subsidiaries with no provisions set up Returned Goods Adjustment Reserves.

This change had no material effect on income from operations, ordinary income, and loss before income taxes.

Supplementary Information

Previously, the Company set aside a Reserve for Selling Expense to cover various selling expenses required to promote sales of products in circulation. In the year under review, however, the Company dismantled this reserve. Due to the adoption in the year under review of marketing reforms focusing on the sales counter, the policy for implementing sales strategies was changed, from one focusing on promoting sales of products in circulation to a policy emphasizing sales efforts linked to over-the-counter sales.

Notes

(Consolidated Balance Sheets)

(Millions of yen)

	Fiscal 2002 (As of March 31, 2002)	Fiscal 2001 (As of March 31, 2001)
1. Cumulative Depreciation of Tangible Fixed Assets	229,429	224,637
2. Major Assets and Liabilities on Nonconsolidated Subsidiaries and Affiliates		
Investment Securities (stocks)	3,564	4,144
Other Investments (capital)	267	—
3. Guaranteed Liabilities	220	—

(Consolidated Statements of Income)

(Millions of yen)

	Fiscal 2002 (Year ended March 31, 2002)	Fiscal 2001 (Year ended March 31, 2001)
1. Selling, General and Administrative Expenses		
Advertising expenses	43,218	40,026(*)
Selling expenses	105,226	110,857(*)
Salaries, bonuses	105,423	106,559
Retirement Benefit Expense	12,505	10,293 (*) Transfer to Reserve for Sales Expenses, totaling ¥4,503 million, includes ¥2,215 million for Advertising and ¥2,288 million for Sales Promotion.
2. Research and Development R&D expenses included in Selling, General and Administrative Expenses, as well as in Cost of Sales	17,041	16,835
3. Extraordinary Loss		
Amortization of Inventories	Expense incurred through the take-back and disposal of products that did not conform to the amended Pharmaceutical Law mandating full component labeling, as well as take-back and disposal of products based on a notice from the Ministry of Health, Labor and Welfare concerning substances derived from cattle.	—
Restructuring Expenses—	In the year under review, the Company, as part of its management reforms, began implementing supply chain reforms aimed at reducing the volume and increasing the quality of inventories. In line with these reforms, the Company devalued products scheduled to be sold after the period in which they were manufactured. This led to a devaluation of inventories of ¥9,601 million. The Company also reported a ¥464 million loss on disposal of equipment resulting from the transfer of soap manufacturing operations to a third party.	Loss on Devaluation of Land 5,650 Amortization of Inventories of Toiletries Business 2,770 Loss on Disposal of Fixed Assets of Toiletries Business 269 Loss from Withdrawal of Business 27
Devaluation of Financial Assets		
Devaluation of Investments in Securities	12,422	707
Devaluation of Investments	352	898
Transfer to Reserve for Employees' Retirement Benefits	—	One-time expense from timing differential due to introduction of retirement benefit accounting.
Loss on Devaluation of Goodwill	—	Devaluation of goodwill held by North American subsidiary.

(Consolidated Retained Earnings)

(Millions of yen)

	Fiscal 2002 (Year ended March 31, 2002)	Fiscal 2001 (Year ended March 31, 2001)
1. Increase in Other Surplus	—	Increase in surplus due to adjustment of surplus of Taiwanese subsidiary, pursuant to Taiwanese accounting standards for retirement benefits 104 Increase in surplus due to capital reorganization of European subsidiaries 706
2. Decrease in Other Surplus	Elimination of susrplus due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards	(See left)

(Consolidated Cash Flows)

(Millions of yen)

	Fiscal 2002 (Year ended March 31, 2002)		Fiscal 2001 (Year ended March 31, 2001)	
1. Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets	Cash and Time Deposits Account	35,049	Cash and Time Deposits Account	34,159
	Short-Term Investments in Securities Account	55,364	Short-Term Investments in Securities Account	33,530
	Total	90,413	Total	67,689
	Term Deposits of More than 3 Months	–53	Term Deposits of More than 3 Months	–516
	Stocks, Bonds with Maturities of More than 3 Months, etc.	–66	Stocks, Bonds with Maturities of More than 3 Months, etc.	–5,155
	Cash and Cash Equivalents	90,293	Cash and Cash Equivalents	62,017
2. Main components of assets and liabilities of companies that were newly consolidated due to purchase of shares	With respect to 4 newly consolidated companies (Joico Laboratories, Joico Laboratories Canada, Joico Holding, and Joico Laboratories Europe), the assets and liabilities of those 4 companies at the time of consolidation, as well as purchase price of shares in the 4 companies and outlays for such purchases, are listed below.		With respect to 4 newly consolidated companies (Zirh International, FIPAL, Laboratoires Decléor, and Decléor U.S.A.), the assets and liabilities of those 4 companies at the time of consolidation, as well as purchase price of shares in the 4 companies and outlays for such purchases, are listed below.	
	Current Assets	2,950	Current Assets	2,216
	Fixed Assets	15,441	Fixed Assets	7,888
	Current Liabilities	–1,935	Current Liabilities	–2,865
	Long-Term Liabilities	–2,279	Long-Term Liabilities	–1,099
	Purchase Price of Shares	14,176	Minority Interests	–1,003
	Cash and Cash Equivalents	–781	Purchase Price of Shares	5,137
	Difference: Net Outlays for Purchase	13,395	Cash and Cash Equivalents	–302
			Difference: Net Outlays for Purchase	4,835

5. Segment Information

5.1 Category Segment Information

(Millions of yen)

	Fiscal 2002 (Year ended March 31, 2002)						Fiscal 2001 (Year ended March 31, 2001)					
	Cosmetics	Toiletries	Others	Total	Elimination	Total	Cosmetics	Toiletries	Others	Total	Elimination	Total
1. Net Sales and Income from Operations:												
Net Sales												
(1) Sales from Outside Customers	460,003	63,976	65,982	589,962	—	589,962	454,097	76,424	64,630	595,152	—	595,152
(2) Sales and Transfer Account from Intersegment Transactions	4,075	1,117	46,383	51,576	(51,576)	—	4,001	1,461	48,931	54,394	(54,394)	—
Total	464,079	65,094	112,365	641,538	(51,576)	589,962	458,099	77,885	113,562	649,547	(54,394)	595,152
Operating Expenses	424,194	69,648	109,399	603,242	(38,851)	564,390	416,652	76,741	111,265	604,659	(41,798)	562,861
Income from Operations	39,884	–4,554	2,966	38,296	(12,724)	25,572	41,446	1,143	2,297	44,887	(12,596)	32,291
2. Assets, Depreciation and Amortization, and Capital Participations:												
Assets	317,689	48,940	112,848	479,478	184,562	664,040	334,734	64,106	100,465	499,306	165,940	665,247
Depreciation and Amortization	13,160	2,924	7,460	23,544	46	23,591	13,291	3,319	8,222	24,833	50	24,884
Capital Participations	13,848	1,480	21,402	36,731	69	36,801	30,154	10,200	14,729	55,084	42	55,127

Notes: 1. Business segment and main products included in each segment.

Shiseido's business is segmented by categories for easier control of its in-house organization.

Cosmetics .... Women's and men's cosmetics, beauty soap, cosmetic accessories

Toiletries............ Soaps, hair care products, mass market cosmetics, napkins, oral care products, shaving blades

Others .... Beauty salon products, health and beauty foods, pharmaceuticals, fashion goods, fine chemicals

2. Operating expenses for the year included ¥12,724 million in operating expenses for noncategorized spending covered in the eliminations line item. The amount for fiscal 2001was ¥12,596 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

3. At fiscal year-end, companywide assets included in the Elimination line item were ¥184,562 million, consisting mainly of deferred tax assets and parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress. The previous year-end amount was ¥165,940 million.

4. As stated in the Change in Accounting Item in this report, the Company set up a Returned Goods Adjustment Reserve (provision method consistent throughout Group) in the period under review. This change had no material effect on operating expenses and income/loss from operations of each category.

5.2 Geographic Segment Information

(Millions of yen)

	Fiscal 2002 (Year ended March 31, 2002)							Fiscal 2001 (Year ended March 31, 2001)						
	Japan	Americas	Europe	Asia/ Oceania	Total	Elimination	Total	Japan	Americas	Europe	Asia/ Oceania	Total	Elimination	Total
1. Net Sales and Income from Operations:														
Net Sales														
(1) Sales from Outside Customers	460,095	38,923	56,804	34,138	589,962	—	589,962	490,257	31,158	44,781	28,955	595,152	—	595,152
(2) Sales and Transfer Account from Intersegment Transactions	15,505	7,559	4,174	548	27,787	(27,787)	—	9,893	8,228	3,436	492	22,051	(22,051)	—
Total	475,600	46,483	60,978	34,686	617,749	(27,787)	589,962	500,151	39,386	48,217	29,447	617,203	(22,051)	595,152
Operating Expenses	442,221	46,512	59,397	31,321	579,452	(15,062)	564,390	461,950	37,165	46,933	26,265	572,315	(9,454)	562,861
Income from Operations	33,379	−28	1,581	3,364	38,296	(12,724)	25,572	38,201	2,220	1,283	3,181	44,887	(12,596)	32,291
2. Assets	308,147	78,874	57,500	34,956	479,478	184,562	664,040	363,773	49,957	56,654	28,921	499,306	165,940	665,247

Notes: 1. Differentiation between countries and regions
(1) Differentiation between countries and regions is based on geographic proximity.
(2) Major countries and regions are as follows:
Americas: United States, Canada, Brazil
Europe: France, Italy, Germany, etc.
Asia/Oceania: Taiwan, China, Australia, etc.

2. Operating expenses for the year included ¥12,724 million in operating expenses for noncategorized spending covered in the eliminations line item. The amount for fiscal 2001 was ¥12,596 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.
3. At fiscal year-end, companywide assets included in the Elimination line item were ¥184,562 million, consisting mainly of deferred tax assets and parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress. The previous year-end amount was ¥165,940 million.
4. As stated in the Change in Accounting Item in this report, the Company set up a Returned Goods Adjustment Reserve (provision method consistent throughout Group) in the period under review. This change had no material effect on operating expenses and income/loss in Japan.

5.3 Overseas Sales

(Millions of yen)

	Fiscal 2002 (Year ended March 31, 2002)				Fiscal 2001 (Year ended March 31, 2001)			
	Americas	Europe	Asia/Oceania	Total	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	41,621	51,328	39,355	132,305	34,481	38,155	33,616	106,252
Consolidated Net Sales				589,962				595,152
Percentage of Overseas Sales in Consolidated Net Sales	7.0%	8.7%	6.7%	22.4%	5.8%	6.4%	5.7%	17.9%

Notes: 1. Differentiation between countries and regions

(1) Differentiation between countries and regions is based on geographic proximity.

(2) Major countries and regions are as follows:

Americas: United States, Canada, Brazil, etc.

Europe: France, Italy, Germany, etc.

Asia/Oceania: Taiwan, China, Australia, etc.

2. Overseas net sales consist of exports from Shiseido and domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among consolidated companies are not included.

(Lease Transactions)

This refers to finance lease contracts other than those which are deemed to transfer the ownership of the leased assets to lessees.

As a Lessee

(Millions of yen)

	Fiscal 2002 (Year ended March 31, 2002)	Fiscal 2001 (Year ended March 31, 2001)
Assumed Purchase Cost, Assumed Accumulated Depreciation, and Assumed Net Book Value		
Assumed Purchase Cost		
Machinery and Equipment, and Vehicles	2,748	2,708
Fixtures and Fittings	21,613	15,200
Other	7,916	4,915
Total	32,278	22,824
Assumed Accumulated Depreciation		
Machinery and Equipment, and Vehicles	1,463	1,040
Fixtures and Fittings	9,448	8,138
Other	2,988	1,295
Total	13,900	10,473
Assumed Net Book Value		
Machinery and Equipment, and Vehicles	1,284	1,668
Fixtures and Fittings	12,164	7,061
Other	4,928	3,620
Total	18,378	12,350
Scheduled Maturities of Future Lease Rental Payments		
Due within 1 Year	5,098	3,647
Due over 1 Year	13,279	8,702
Total	18,378	12,350
Lease Rental Expenses for the Year (Assumed Depreciation)	**4,927**	**3,769**
Method of Computing Depreciation – Straight-line method		

Note: The above figures are calculated based on the interest-inclusive method.

Operating Lease Transactions

(Millions of yen)

Future Lease Rental Payments		
Due within 1 Year	206	174
Due over 1 Year	217	444
Total	423	619

As a Lessor

This refers to finance lease contracts other than those which are deemed to transfer the ownership of the leased assets to lessees.

(Millions of yen)

	Fiscal 2002 (Year ended March 31, 2002)	Fiscal 2001 (Year ended March 31, 2001)
Purchase Cost, Accumulated Depreciation, and Net Book Value		
Purchase Cost		
Machinery and Equipment, and Vehicles	855	483
Fixtures and Fittings	2,615	2,023
Other	390	254
Total	3,860	2,761
Accumulated Depreciation		
Machinery and Equipment, and Vehicles	266	150
Fixtures and Fittings	1,315	864
Other	225	178
Total	1,807	1,192
Net Book Value		
Machinery and Equipment, and Vehicles	588	332
Fixtures and Fittings	1,299	1,159
Other	164	76
Total	2,053	1,568
Scheduled Maturities of Future Lease Rental Payments		
Due within 1 Year	570	433
Due over 1 Year	1,579	1,183
Total	2,149	1,616
Lease Rental Income for the Year and Depreciation, Assumed Interest Income		
Lease Rental Income for the Year	669	488
Depreciation	588	435
Assumed Interest Income	101	59
Method of Calculating Interest Equivalent		
– Interest method		

(Transactions with Related Parties)

Not applicable.

(Tax-Effect Accounting)

1. Principal components of deferred tax assets and deferred tax liabilities are shown below.

(Millions of yen)

	Fiscal 2002 (March 31, 2002)
Deferred Tax Assets	
Depreciation Expense	9,626
Reserve for Selling Expenses and Accrued Expenses Payable	3,013
Accrued Enterprise Tax Payable, etc.	181
Surplus on Reserve for Employees' Bonuses	4,385
Inventories and Stored Goods	9,617
Unrealized Gain on Inventory and Fixed Assets, etc.	619
Surplus on Reserve for Employees' Retirement Allowances	25,363
Deficit Carried Forward	10,047
Devaluation of Financial Assets	5,336
Other Securities Valuation Differential	1,251
Other	4,887
Subtotal	74,330
Valuation Reserve	–3,368
Total	70,962
Deferred Tax Liabilities	
Fixed Asset Reduction Reserve	–1,099
Depreciation Expense	–1,551
Goodwill and Other Intangible Fixed Assets	–2,396
Other Securities Valuation Differential	–51
Other	–1,137
Subtotal	–6,235
Net Deferred Tax Assets	64,726

2. Major components of differences arising between the legal effective tax rate and corporate tax after the application of tax-effect accounting are as follows.

	Fiscal 2002 (March 31, 2002) (%)
Legal Effective Tax Rate	41.0
(Adjustments)	
Permanently Nontaxable Income, such as Dividends' Received	1.8
Permanently Nondeductible Expenses, such as Entertainment	–5.1
One-Time Differences Due to Consolidation Adjustment	–2.4
Valuation Reserve	–4.5
Other	–6.0
Corporate Tax Burden After Application of Tax-Effect Accounting	24.8

(Marketable Securities)

(1) Other Marketable Securities with Market Values

(Millions of yen)

		Fiscal 2002 (March 31, 2002)			Fiscal 2001 (March 31, 2001)		
		Purchase Price	Book Value	Difference	Purchase Price	Book Value	Difference
Balance Sheet Value Exceeds Purchase Price	(1) Stocks	5,472	7,890	2,418	8,146	10,829	2,683
	(2) Bonds Corporate Bonds	—	—	—	100	107	7
	(3) Other	1,393	1,393	0	512	531	18
	Subtotal	6,865	9,284	2,418	8,758	11,468	2,709
Balance Sheet Value Does Not Exceed Purchase Price	(1) Stocks	13,844	11,447	–2,397	22,111	17,353	–4,757
	(2) Bonds Corporate Bonds	146	127	–18	6,519	5,807	–712
	(3) Other	12,958	9,513	–3,444	12,597	9,750	–2,847
	Subtotal	26,948	21,088	–5,859	41,229	32,911	–8,317
Total		33,814	30,373	–3,441	49,987	44,379	–5,608

(2) Other Marketable Securities Sold

(Millions of yen)

Fiscal 2002 (Year ended March 31, 2002)			Fiscal 2001 (Year ended March 31, 2001)		
Sale Price	Total Profit from Sales	Total Losses from Sales	Sale Price	Total Profit from Sales	Total Losses from Sales
16,741	412	–728	36,600	2,109	–623

(3) Marketable Securities to Which Market Value Does Not Apply

(Millions of yen)

	Fiscal 2002 (March 31, 2002)	Fiscal 2001 (March 31, 2001)
(1) Other Marketable Securities		
Unlisted Stocks	8,145	2,920
Unlisted Foreign Bonds	935	5,621
Bond Investment Trusts	6,793	3,965
Unlisted Domestic Bonds	509	1,000
MMF	—	24,408
FFF	47,004	—
(2) Shares in Subsidiaries and Affiliates		
Subsidiaries	751	1,809
Affiliates	2,813	2,335

(4) Other Marketable Securities with Maturities But Not Redeemed

(Millions of yen)

	Fiscal 2002 (March 31, 2002)				Fiscal 2001 (March 31, 2001)			
	Within 1 Year	1-5 Years	5-10 Years	More than 10 Years	Within 1 Year	1-5 Years	5-10 Years	More than 10 Years
(1) Bonds								
JGBs, Municipal Bonds	1,500	276	2	—	—	10	0	—
Corporate Bonds	—	1,301	400	500	5,100	3,229	35	5,106
(2) Other	6,859	500	4,111	—	28,980	1,209	2,604	—
Total	8,359	2,078	4,513	500	34,080	4,450	2,639	5,106

(Derivative Transactions)

The Company and some of its consolidated subsidiaries engage in forward exchange contracts and currency swaps.

(Retirement Benefits)

1. Overview of Retirement Benefit Plan

The parent company and its domestic consolidated subsidiaries have set up an employees' pension fund plan, tax-qualified pension plan, and retirement bonus plan as part of its defined benefits scheme. In some cases, extra retirement benefits are paid when an employee retires. These are accounted for as Retirement Benefit Expenses when incurred.

Certain overseas consolidated subsidiaries also have defined benefit pension plans.

The primary plan is the Shiseido Employees' Pension Fund, in which the parent company and 33 domestic consolidated subsidiaries participate. Another 18 companies have retirement bonus plans.

2. Retirement Benefit Obligation

(Millions of yen)

	Fiscal 2002 (March 31, 2002)	Fiscal 2001 (March 31, 2001)
a. Benefit Obligation	–238,383	–243,236
b. Pension Asset	154,843	154,149
c. Shortfall of Benefit Obligation [(a) + (b)]	–83,540	–89,086
d. Undisposed of Net Transition Assets (Note 2)	1,471	1,450
e. Unrecognized Actuarial Differential	38,490	26,272
f. Unrecognized Prior Service Cost (decline in liability; Note 3)	–22,479	–7,547
g. Amount Shown on Balance Sheet (Note 2)	–1,228	–1,227
h. Retirement Benefit Reserve [(c) + (d) + (e) + (f) + (g)]	–67,285	–70,138

Notes: 1. The Employees' Pension Fund includes the substituted portion.
2. This figure pertains to Taiwanese subsidiaries, according to the Taiwanese retirement allowance accounting system.
3. Reasons for incurring prior service cost
(1) Due to an amendment in regulations covering reductions in the assumed rate of return and conversion rate of the Shiseido Employees' Pension Fund in September 2000, a prior service cost was incurred.
(2) In March 2000, an amendment was made to the Employees' Pension Insurance Law. In line with this amendment, in November 2001 the age from which employees begin receiving entitlements from the Shiseido Employees' Pension Fund was raised. As a result, a prior service cost was incurred.
(3) The Company and some of its domestic consolidated subsidiaries changed their retirement allowance system from one based on previous salary to a points system based on qualifications. With respect to this change, in November 2001 rules covering the Shiseido Employees' Pension Fund were amended, leading to a reassessment of actuarial assumptions concerning financial calculations. As a result, a prior service cost was incurred.
4. The parent company and domestic consolidated subsidiaries use a method based on hours worked for the Shiseido Employees' Pension Fund. The simplified method is used for other plans.

3. Retirement Benefit Expenses

(Millions of yen)

	Fiscal 2002 (Years ended March 31, 2002)	Fiscal 2001 (Years ended March 31, 2001)
a. Service Cost (Notes 2, 3, 4)	13,164	13,088
b. Interest Cost	6,978	6,829
c. Expected Return on Plan Assets	–6,150	–6,551
d. Amortization of Net Transition Asset (Note 5)	100	96
e. Recognized Actuarial Loss	2,641	0
f. Amortization of Prior Service Cost	–1,336	–397
g. Retirement Benefit Expense [(a) + (b) + (c) + (d) + (e) + (f)]	15,398	13,066

Notes: 1. In addition to the above Retirement Benefit Expenses, the parent company and domestic consolidated subsidiaries treat discrepancies due to change in accounting method as extraordinary expenses in the fiscal 2001.
2. Employees' defined contributions to the Employees' Pension Fund Plan are deducted from the Service Cost.
3. Retirement Benefit Expenses using the simplified method are accounted for as Service Cost.
4. Amounts in excess of extra retirement allowances or retirement bonuses are accounted for as Service Cost.
5. This figure is expensed in the fiscal year of the Company's Taiwanese subsidiaries, according to the Taiwanese retirement allowance accounting system.

4. Basic Assumptions for Calculating Benefit Obligation

(Shiseido Employees' Pension Fund Plan)

	Fiscal 2002 (Year ended March 31, 2002)	Fiscal 2001 (Year ended March 31, 2001)
a. Period allocation method for estimated retirement benefits	Fixed period standard (allocated proportionally based on years worked)	(See left)
b. Discount rate	3.0%	(See left)
c. Expected return on plan assets	4.0%	(See left)
d. Number of years for accounting for prior service cost	10 years (expensed based on the straight-line method)	(See left)
e. Number of years for accounting for actuarial calculation discrepancies	10 years (expensed from the following consolidated financial year based on the straight-line method)	(See left)
f. Number of years for amortization of net transition assets	—	Expensed in total in the consolidated financial year incurred.

5. Status of Production, Orders, and Sales

(1) Production

(Millions of yen)

Segment	Fiscal 2002 (Year ended March 31, 2002)	Fiscal 2001 (Year ended March 31, 2001)	Increase/Decrease % change
Cosmetics	116,831	119,244	–2.0%
Toiletries	28,757	32,180	–10.6%
Others	10,591	9,418	+12.5%
Total	156,181	160,843	–2.9%

Notes: 1. Above figures are based on manufacturing costs.
2. Above figures are exclusive of consumption tax.

(2) Orders

Shiseido Group products are not manufactured to order. Although the Company undertakes some manufacturing on an OEM basis, the amount in financial terms is minimal.

(3) Sales

(Millions of yen)

Segment	Fiscal 2002 (Year ended March 31, 2002)	Fiscal 2001 (Year ended March 31, 2001)	Increase/Decrease % change
Cosmetics	460,003	454,097	+1.3%
Toiletries	63,976	76,424	–16.3%
Others	65,982	64,630	+2.1%
Total	589,962	595,152	–0.9%

Note: Above figures are exclusive of consumption tax.